Procera Networks, Inc. | 100-C Cooper Court | Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

VIA EDGAR
March 12, 2009
Securities and Exchange Commission
Attention:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin
100 F Street, N.E.
Washington, D.C. 20549

Re:	Procera Networks, Inc., (the “Company”)
Form 10-K & 10-K/A for the fiscal year ended December 31, 2007
Filed April 2, 2008 and April 30, 2008, respectively
File No. 1-33691

Ladies and Gentlemen:

We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 3, 2009 (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the response immediately follows.

The Company has filed an amendment to its Form 10-K for the fiscal year ended December 31, 2007 in order to address the Staff’s comments. The Company has referenced the page numbers to the amended 10-K, which address the Staff’s comments.

1.
As previously requested in our letters dated June 23, 2008 and October 24, 2008, please file an amended From 10-K for the fiscal year ended December 31, 2007 as soon as possible.  The amended 10-K should include revised disclosure in response to comments 1 through 4, 8 and 11 through 12 of our letter dated October 24, 2008.  In addition, the amended 10-K should include revised disclosure in response to comments 1 through 3 and 17 through 22 of our letter dated June 23, 2008.

The Company advises the Staff that it has filed the requested amended 10-K on March 11, 2009, which includes the revised disclosure.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

2.
Your response letter dated February 25, 2009 appears to respond to our comment letter dated June 23, 2008, and does not respond to comments issued in our letter dated October 24, 2008.  As such, we are reissuing comments 1 through 12 of our letter dated October 24, 2008 (see below). To the extent that you have addressed our comments in your amended Form 10-K for the fiscal year ended December 31, 2007, or in your amended 8-K filed November 26, 2008, please indicate the page number of the applicable revised disclosure in your response letter.

The Company has included below the page number(s), which include the revised disclosure in the Company’s amended 10-K filed on March 11, 2009.

Previously Issued Comments in Our Letter Dated October 24, 2008

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

3.	We note your response to our prior comment 4. Please include the expanded overview discussion in the MD&A section of your amended 10-K.

In response to the Staff’s comment, the Company has included an expanded overview discussion in the MD&A section beginning on page 23 of the amended 10-K filed on March 11, 2009.

4.
In your response to our prior comment 5, you state that it is impracticable for you to precisely quantify the changes in your revenues from period to period that were attributable to changes in sales volume and to changes in prices. You also express the view that Item 303 of Regulation S-K does not require you to quantify such changes. Item 303 of Regulation S-K requires that you provide meaningful disclosure in quantitative as well as quantitative terms of the reasons for material fluctuations in year-to-year changes in line items, and your discussion should also provide insight into the underlying events and business conditions that led to your reported financial results.  Instruction 4 to Item 303(a) requires a discussion of the causes of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.” An analysis of changes in line items is required where material and where the changes diverge from changes in related line items of the financial statements, where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue. See Section III.D of SEC Release No. 34-26831.  In addition to the qualitative disclosure you have represented that you will include in future filings, your discussion of revenues should also indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. The fact that you offer a number of products should not prevent you from providing meaningful, quantitative information that will inform investors of the extent to which changes in price and changes in volume each affected your revenues from one period to the next. Please include this revised disclosure in your amended 10-K.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

The Company acknowledges the requirement in Item 303 of Regulation S-K. In response to the Staff’s comment, the Company has quantified the changes in its revenues from period to period beginning on page 27 of its amended 10-K filed on March 11, 2009.

5.
In further response to our prior comment 5, you note that some of the change in revenues was due to the introduction in new products. To the extent material, the nature of these new products, their effect on your overall product line, and the dollar contribution the new products had to your revenues would all appear to warrant discussion. The known or expected effect of the introduction of the new products and management’s views concerning competitive conditions for legacy products should be described, as material. It appears that you would be able to estimate the approximate amount of changes in revenues from legacy products from one period to the next that are due to changes in prices as opposed to changes in volumes of those legacy products, and that you could concisely explain the method you followed in making those estimates. To the extent material, please include this revised disclosure in your amended 10-K.

In response to the Staff’s comment, the Company has included a discussion related to new product introductions and the impact to legacy products beginning on page 27 of its amended 10-K filed on March 11, 2009.

Consolidated Statement of Operations and Other Comprehensive Income, page F-5

Note 2. Summary of Significant Accounting Policies

6.
We note your response to our prior comment 6 where you indicate that beginning with the June 30, 2008 Form 10-Q, the Company has revised your income statement disclosures to include a breakdown of revenues and cost of revenues between product and services pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. Tell us whether the income statement disclosures included in your December 31, 2007 Forms 10-K complied with this Rule.  Further, considering the Company will be amending your Form 10-K to address the issues noted below, please also revise your income statement disclosures to comply with the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X or provide support as to why you believe no revisions are necessary.

The Company advises the Staff that income statement disclosures included in its December 31, 2007 Form 10-K did not comply with Rule 5-03(b)(1) and (2) of Regulation S-X.  In response to the Staff’s comment, the Company has included the required disclosures on page F-7 of its amended 10-K filed on March 11, 2009.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

Revenue Recognition, page F-14

7.
We note your response to our prior comment 8 where you indicate that you recognize revenue in accordance with SAB 104 and for the portion of revenues that are derived from the sale, service, and support of software; you follow the guidance of SOP 97-2. However, in the revenue recognition policy, (page 5 of your December 31, 2007 Form 10-K), you state that the Company’s most common sales include software and a hardware appliance and the software is essential to the functionality of the product. As a result, you account for all transactions involving software under the guidance of SOP 97-2. Please explain the disparity between your response and your revenue recognition policy.

The Company advises the Staff that prior to the third quarter of 2006, the Company sold hardware products in which software was not essential to the functionality of the product.  As such the Company recognized revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” during this period.

Beginning in the third quarter of 2006, in connection with the Company’s acquisition of Netintact, virtually all of the Company’s sales consisted of products, which contained software that was essential to the functionality of the product. Additionally, the Company offers annual maintenance contracts (PCS) to its customer, which is usually bundled with its products. These bundles are multiple-element arrangements, which are accounted for under SOP 97-2 “Software Revenue Recognition” as amended by SOP 98-9, “Software Revenue Recognition with Respect to Certain Arrangements.” The Company also occasionally sells an immaterial amount of training and software upgrades.

Beginning in the third quarter of 2006, in connection with the Company’s acquisition of Netintact the Company began to sell products, which contained software that is essential to the functionality of the product. Consequently, beginning in the third quarter of 2006, the Company began recognizing all of its revenue transactions involving software based on the guidance of SOP 97-2.

8.
We also note your response to our prior comment 8 with regards to VSOE of fair value of PCS. Your response states that virtually all sales have a standard price for service as identified in the purchase order or in a contractual agreement. It is not clear if the price stated in the contract is (a) the price the customer is required to pay when they renew the PCS services or (b) the price the customer is paying for the first year of PCS services.  If the former is the case, then please explain further your statement that your historical renewal rates are “consistent” with the contract and purchase order price. Tell us how you determined the contractually stated renewal rates are substantive. In this regard, tell us what percentage of your customers actually renews at the contractually stated rates and tell us what you mean by “consistent” renewal rates. Alternatively for those elements where VSOE is based upon the normal pricing practices when services are sold separately, please describe the process you use to evaluate the various factors that affect your VSOE. For instance, we note from your response that the fair value of service is “extremely consistent” within specific segments such as regions of the world, market and size of customer. Please explain further what you mean by “extremely consistent” and tell us how you determined that there is a significant clustering of pricing within the specific segments (regions, market and customer size) to reasonably establish VSOE of fair value for PCS based on separate sales. We refer you to paragraph 10 and 57 of SOP 97-2.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

The Company advises the Staff that virtually all of its sales have a stated price for service as identified in the purchase order or in a contractual agreement, which is generally calculated as a percentage of the customer’s products.  The Company’s sales rarely include other services besides PCS.  The Company believes that its charges for PCS renewals are substantive and commensurate with the services provided.  Specifically, its PCS rates are determined to be substantive as these rates are documented in contractual arrangements or are specified as line item prices in the purchase agreement.  The type and size of customer is taken into account to determine the appropriate fair value of the various elements, because the Company’s products are scalable at an exponential rate, thus the PCS element will vary depending upon the size of the customer.  If VSOE cannot be determined for all undelivered elements of an arrangement, the Company defers revenue until the earlier of (i) the delivery of all elements or (ii) the establishment of VSOE for all undelivered elements, provided that if the only undelivered element is PCS or a service, the total fee of the arrangement is recognized as revenue over the PCS or service term.

The Company advises the Staff that as it establishes VSOE by negotiation of customer renewal rates with the Company's customers on an individual arrangement basis and not established by management.  Paragraph 10 of SOP 97-2 is not the basis for establishing VSOE for PCS at the Company.

Paragraph 57 of SOP 97-2 indicates that the best evidence of the fair value of PCS is the price the customer will be required to pay when the PCS arrangement is sold separately, that is, the renewal rate. The Company determines VSOE for PCS based on sales prices charged to customers based upon renewal pricing for PCS.  Each contract or purchase order that the Company enters into includes a stated percentage renewal rate for PCS. The stated renewal rate is equal to the rate in the original contract. The Company has a history of such renewals, the vast majority of which are at the stated renewal rate on a customer by customer basis. In 2007, the Company's customers renewed an average of 93% of the maintenance and support revenue that was up for renewal in accordance with the price stated in the original contract or purchase order. Therefore, the Company believes that the PCS-related services have VSOE of the fair value pursuant to paragraph 57 of SOP 97-2, and that the PCS-related services are generally accounted for separately from the balance of the arrangement that is being accounted for in conformity with the relevant guidance in paragraphs 74-91 of SOP 97-2.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

In response to the Staff’s comment, the Company has modified its disclosure of revenue recognition policies for software license arrangements offered by the Company on page F-19 of its amended 10-K filed on March 11, 2009.

Note 3. Merger with Netintact, page F-18

9.
We note your response to our prior comment 9 where you provided the audit opinion for Netintact and the US GAAP to Swedish GAAP reconciliation footnote. Please amend the Form 8-K filed on March 8, 2007 to include these disclosures.

The Company advises the Staff that it has filed the requested, amended Form 8-K, which contained the required audit opinion and footnote reconciliation on November 26, 2008.

10.
We note your response to our prior comment 11 where you indicate that the Company did not exclusively rely on the independent third-party valuation to determine the fair value of intangible assets. As such, the Company does not believe it is appropriate to refer such specialist as an “Expert.” Considering your Form 10-K is incorporated by reference into your Securities Act filings (e.g. Form S-8), please amend your Form 10-K to remove the reference to the independent third-party valuation specialist throughout your filing.

In response to the Staff’s comment, the Company advises the Staff that it has removed the reference to the independent third-party valuation specialist on page F-24 of its amended 10-K filed on March 11, 2009.

Note 5. Intangible Assets, page F-19

11.
We note your response to our prior comment 14 where you indicate that the Company “elected” to reclassify the amortization of Netintact product software to cost of revenues and that you made these adjustments in the Company’s June 30, 2008 Form 10-Q financial statements. Classifying the amortization of software that is sold, leased or otherwise marketed is not an “election” but rather is required pursuant to Question 17 of the SFAS 86 Staff Implementation Guide. Tell us how you determined that an amendment to your December 31, 2007 Form 10-K is not necessary and provide your SAB 99 analysis to support your conclusions.

The Company advises the Staff that it believes that an amendment to its December 31, 2007 Form 10-K is necessary.  In response to the Staff’s comment, the Company advises the Staff that it has reclassified the amortization of its Netintact product software to cost of revenues on page F-7 of its amended 10-K filed on March 11, 2009.

12.
Also, please explain further why you “elected” to maintain the categorization of MI software in general and administrative expense.  In this regard, tell us whether this is software that is sold, leased or otherwise marketed or tell us whether this software is used in the Company’s operations.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

The Company advises the Staff that the management information or MI software is used in its internal operations and is not sold, leased or otherwise marketed.  As such, the Company believes that in accordance with SFAS 86, the amortization expense related to the MI software should be properly classified as a general and administrative expense. This impact of this disclosure was included page F-7 in the Company’s amended 10-K filed on March 11, 2009.

Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page F-33

13.
We note your response to our prior comment 15. As previously indicated, please file an amended Form 10-K including your management’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

The Company advises the Staff that the disclosure in Management’s Annual Report on Internal Control over Financial Reporting included a typographical or editorial error. Additionally, in response to the Staff’s comment, the Company advises the Staff that it has included its management’s assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting was effective beginning on page 35 of its amended 10-K filed on March 11, 2009.

Exhibits 31.1 and 31.2

14.	We note your response to our prior comment 15. Please ensure that your amended Form 10-K includes certifications that comply with all requirements of Item 601(b)(31) of Regulation S-K.

The Company advises the Staff that its amended Form 10-K, filed on March 11, 2009, included certifications that comply with all requirements of Item 601(b)(31) of Regulation S-K.

*******

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 890-7051 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,
/s/ Paul Eovino
Interim Chief Financial Officer, Chief Accounting Officer

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com